UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

OYSTER POINT PHARMA, INC.

(Name of Subject Company)

IRIS PURCHASER INC.

(Offeror)

A Wholly Owned Subsidiary of

VIATRIS INC.

(Parent of Offeror)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

69242L106

(CUSIP Number of Class of Securities)

Brian Roman

Global General Counsel

Viatris Inc.

1000 Mylan Boulevard

Canonsburg, Pennsylvania 15317

(724) 514-1800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Mark I. Greene

Andrew M. Wark

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to pre-commencement communications made before the commencement of a planned tender offer by Iris Purchaser Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Viatris Inc., a Delaware corporation (“Viatris”), for all of the outstanding shares of common stock, par value $0.01 per share, of Oyster Point Pharma, Inc., a Delaware corporation (“Oyster”), pursuant to the Agreement and Plan of Merger, dated as of November 7, 2022, by and among Viatris, Purchaser and Oyster (the “Merger Agreement”).

Additional Information

The tender offer for the outstanding shares of Oyster common stock referenced in this communication has not yet commenced. This document is for informational purposes only and it is neither an offer to purchase nor a solicitation of an offer to sell shares of Oyster’s common stock, nor is it a substitute for the tender offer materials that Viatris and Oyster will file with the United States Securities and Exchange Commission (the “SEC”) on Schedule TO. At the time any such tender offer is commenced, Viatris will file a Tender Offer Statement, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the SEC, and Oyster will file a Solicitation/Recommendation Statement relating to such tender offer with the SEC. Oyster’s stockholders are strongly advised to read these tender offer materials carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about such tender offer that Oyster’s stockholders should consider prior to making any decisions with respect to such tender offer. Once filed, stockholders of Oyster will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements”. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements about the proposed transaction (in which, among other things, Viatris, through its indirect wholly-owned subsidiary, will commence a cash tender offer to acquire all of the outstanding shares of common stock, $0.001 par value per share, of Oyster and, following the consummation of such tender offer, for such wholly-owned subsidiary of Viatris to be merged with and into Oyster), the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, the ability to complete the transaction or to satisfy the various closing conditions, future opportunities for Viatris or Oyster and either of their products and any other statements regarding Viatris’ or Oyster’s future operations, strategic initiatives, financial or operating results, capital allocation, dividend policy and payments, debt ratio and covenants, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, commitments, confidence in future results, efforts to create, enhance or otherwise unlock the value of Viatris’ unique global platform, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “pipeline”, “intend”, “continue”, “target”, “seek” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to:

•	the ability of Viatris and Oyster to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction;

•	the ability of Viatris and Oyster to consummate the proposed transaction;

•

the conditions to the completion of the proposed transaction (including, but not limited to, that the stockholders of Oyster tender and do not withdraw, in the aggregate, at least 50% plus one of the outstanding shares of Oyster common stock) not being satisfied or waived on the anticipated timeframe or at all;

•	the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all;

•	the possibility that competing offers may be made;

•

the possibility that Viatris may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected timeframe or at all or to successfully integrate Viatris and Oyster;

•	the potential impact of public health outbreaks, epidemics and pandemics, including the ongoing challenges and uncertainties posed by the COVID-19 pandemic;

•	Viatris’ or Oyster’s failure to achieve expected or targeted future financial and operating performance and results;

•	the proposed transaction’s contingent value right payment, including Oyster’s ability to achieve the milestone(s) that trigger the contingent value right payment;

•	actions and decisions of healthcare and pharmaceutical regulators;

•

changes in relevant laws and regulations, including but not limited to changes in tax, healthcare and pharmaceutical laws and regulations globally (including the impact of potential tax reform in the U.S.);

•	the ability to attract and retain key personnel;

•	Viatris’ or Oyster’s liquidity, capital resources and ability to obtain financing;

•	any regulatory, legal or other impediments to Viatris’ or Oyster’s ability to bring new products to market, including but not limited to “at-risk launches”;

•	success of clinical trials and Viatris’ or Oyster’s (or, with respect to each, its partners’) ability to execute on new product opportunities and develop, manufacture and commercialize products;

•

any changes in or difficulties with Viatris’ or Oyster’s manufacturing facilities, including with respect to inspections, remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand;

•	the scope, timing and outcome of any ongoing legal proceedings, including government inquiries or investigations;

•	any significant breach of data security or data privacy or disruptions to Viatris’ or Oyster’s information technology systems;

•	risks associated with having significant operations globally;

•

the ability to protect Viatris’ or Oyster’s intellectual property and preserve their respective intellectual property rights, including, but not limited to, the risk that Oyster’s European patent related to OC-01 (sold in the Unites States as TYRVAYA® (varenicline solution) Nasal Spray) will be invalidated, or will have its claims amended, through opposition proceedings that are currently pending, which could have a material impact on Oyster’s ability to commercialize OC-01 in Europe and could permit the sale of competing products by third parties in Europe;

•	changes in third-party relationships;

•

the effect of any changes in Viatris’ or Oyster’s (or, with respect to each, its partners’) customer and supplier relationships and customer purchasing patterns, including customer loss and business disruption being greater than expected following the proposed transaction;

•	the impacts of competition, including decreases in sales or revenues as a result of the loss of market exclusivity for certain products;

•	changes in the economic and financial conditions of Viatris or Oyster (or, with respect to each, its partners);

•	uncertainties regarding future demand, pricing and reimbursement for Viatris’ or Oyster’s products;

•	uncertainties and matters beyond the control of management, including but not limited to general political and economic conditions, inflation rates and global exchange rates; and

•

inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with U.S. GAAP and related standards or on an adjusted basis.

For more detailed information on the risks and uncertainties associated with Viatris, see the risks described in Part I, Item 1A in Viatris’ 2021 Form 10-K, Quarterly Reports on Form 10-Q and Viatris’ other filings with the SEC. You can access Viatris’ filings with the SEC through the SEC website at www.sec.gov or through our website, and Viatris strongly encourages you to do so. Viatris routinely posts information that may be important to investors on our website at investor.viatris.com, and we use this website address as a means of disclosing material information to the public in a broad, non-exclusionary manner for purposes of the SEC’s Regulation Fair Disclosure (Reg FD). The contents of our website are not incorporated by reference in this communication and shall not be deemed “filed” under the Securities Exchange Act of 1934, as amended. Viatris undertakes no obligation to update any statements herein for revisions or changes after the filing date of this communication other than as required by law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Portions of Viatris Investor Presentation, dated November 7, 2022.

99.2	Viatris press release announcing two acquisitions and its plan to provide a strategic updated on its February 2022 investor event, dated November 7, 2022.